Exhibit 99.(h)(21)

WisdomTree Rules-Based Methodology

WisdomTree Artificial Intelligence & Innovation Index

Last Updated November 2021

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for the WisdomTree Artificial Intelligence & Innovation Index

1.        Index Overview and Description

The WisdomTree Artificial Intelligence & Innovation Index [referred to as “the Index”] is designed to track the performance of companies primarily involved in the investment theme of Artificial Intelligence and Innovation.

The Index focuses on artificial intelligence technology in the following categories: (i) software - companies that provide artificial intelligence software to enable artificial intelligence and machine learning capabilities to be applied in the client domain; (ii) semiconductors - companies that produce semiconductors or semiconductor equipment and technology; (iii) other hardware - companies that produce or develop hardware and technology essential for artificial intelligence applications that are not classified as semiconductors (collectively, "Artificial Intelligence Activities").

Innovation is defined as companies that introduce a new, creative, or different (i.e., “innovative”) technologically enabled product or service in seeking to potentially change an industry landscape, as well as companies that service those Innovative technologies, particularly those related to artificial intelligence.

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. dollars.

The Index is reconstituted on a semi-annual basis following the close of trading on the third Friday in May and November.

2.        Index Governance

The Index is overseen by the WisdomTree Artificial Intelligence Index Committee (the “Committee”), a standing index committee of WisdomTree Investments, Inc. (“WisdomTree”), ticker WETF. The Committee will be composed of not less than 3 members. The Committee is responsible for making broad decisions with respect to the implementation, ongoing management, operation, and administration of the Index. The primary function of the Committee is to make sure the Index rules are implemented correctly and comprehensively, provided that the published Index composition shall be as determined by the Committee.

The Committee meetings will generally be held on a quarterly basis or such frequency in relation to the reconstitution and/or rebalance frequency of the Index and may be held more frequently as circumstances require. The composition of the Committee may from time to time be changed to reflect changes in market conditions.

3.        Key Features

3.1.        Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the market management team of the third-party independent index calculation agent and must list shares on eligible stock exchanges.

Component companies must be incorporated, domiciled, and have their shares listed on a stock exchange in one of the following countries:

Developed Market countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the UK, and the US.

Emerging Market countries: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey, and United Arab Emirates.

In the case of China, component companies must be incorporated or domiciled in China and have their shares listed on the Hong Kong stock exchange or are trading primarily on a U.S. stock exchange are eligible for inclusion. In addition, Chinese domestic companies that are part of the connect program1 and meet index requirements are also eligible for inclusion.

Companies need to have market capitalization of at least $100 million and an average daily dollar volume greater than $1,000,000 for each of the three months preceding the Screening Date (after the close of trading on the last trading day in April and October). Common stocks, REITs, tracking stocks, holding companies, ADRs, GDRs and EDRs are eligible for inclusion. Limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and mortgage REITs are excluded. Preferred stocks, closed-end funds, passive foreign investment companies, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree is not eligible for inclusion in any of WisdomTree’s equity indexes.

Eligible companies must be involved in Artificial Intelligence Activities or Innovation.

The key activities and hardware listed below are used as guidelines to determine if a company is primarily involved in Artificial Intelligence Activities. A company’s engagement in these activities and hardware is indicated via applicable language in its company description, Annual Report, 10K or equivalent report, earnings call transcripts, patent submissions, news and press releases, as well as via exposure to relevant industry classifications. These Artificial Intelligence Activities will be assigned to the following three categories (“the Categories”):

1 Stock Connect is a unique collaboration between the Hong Kong, Shanghai and Shenzhen Stock Exchanges, which allows international and Mainland Chinese investors to trade securities in each other’s markets through the trading and clearing facilities of their home exchange. First launched in November 2014, the scheme now covers over 2,000 eligible equities in Shanghai, Shenzhen and Hong Kong.

Software - Companies that provide artificial intelligence software to their clients to enable AI and machine learning capabilities to be applied in the client domain. These include but are not limited to software platforms and tools for natural language processing, speech recognition, robotics process automation, computer vision and image processing, conversational bots and virtual assistants, and data science and analytics.

Semiconductors - Companies that produce semiconductors or semiconductor equipment and technology critical to the AI hardware vertical. These include but are not limited to various types of integrated circuits such as GPUs and ASICs for efficient computation, memory devices for the necessary data storage and transfer, as well as equipment and technology for semiconductor manufacturing and design.

Other Hardware - Companies that produce or develop hardware and technology essential for artificial intelligence applications that are not classified as semiconductors. These include but are not limited to the devices and technology for robotics, industrial automation, and autonomous driving.

Qualitative and quantitative characteristics of eligible companies are evaluated by the Committee. Companies that are representative of the aforementioned Artificial Intelligence Activities and Innovation are selected for inclusion in the Index by the Committee.

3.2        Base Date and Base Value

The Index was established with a base value of 200 on Nov. 9th, 2021.

3.3        Calculation and Dissemination

The following formula is used to calculate the index levels for the Artificial Intelligence Index:

Si{SiPiEi}

D

Si = Number of shares in the index for Security i

Pi = Price of Security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. dollars.

The Index is calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both price and total-return basis, in U.S. dollars, and disseminated on an end-of-day basis.

3.4        Weighting

The Index is a hierarchical, multi-category, modified equal-weighted index. The Committee makes strategic decisions regarding the weight allocated to each of the Artificial Intelligence Activities and Innovation themes based upon market forecasts, equal weighting the constituent stocks which are selected for inclusion based upon quantitative and qualitative criteria.

The Weighting Date is when component weights are set, and it occurs after the close of trading on the third Friday of the rebalance month.

The Index is reconstituted on a semi-annual basis following the close of trading on the third Friday in May and November.

3.5        Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index.

However, special dividends that are not reinvested in the net total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6        Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4.        Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments.

Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

4.1.        Component Changes

Additions

Additions to the Index are made at reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the third Friday in May and November. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below or as otherwise determined by the Committee consistent with the criteria herein.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.

Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification. The Committee may remove a company it has determined to be in extreme financial distress if the Committee deems the removal necessary to protect the integrity of the Index. If removed, its weight will be reallocated to the remaining constituents in its Category or Activity.

4.2.        Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index or as otherwise determined by the Committee consistent with the criteria herein.

5.        Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, the Committee reserves the right to determine the appropriate implementation method. Companies that are acquired, de-listed, file for bankruptcy, or reincorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

6.        Selection Parameters

Selection parameters for the Index are defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index unless otherwise determined by the Committee. The component companies are assigned weights in the Index as defined in section 3.4, and reconstitution of the Index takes effect as defined in section 4.1.